Exhibit 99.6

ZENTA GROUP COMPANY LIMITED

WHISTLEBLOWER POLICY

Procedures for the Submission of Complaints or Concerns Regarding Financial Statement Disclosures, Accounting, Internal Accounting Controls, Auditing Matters, or Violations of the Company’s Code of Ethics or Corporate Code of Business Conduct

Section 301 of the Sarbanes-Oxley Act requires the Board of Zenta Group Company Limited (the “Company”) to establish procedures for:

(a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the submission by employee, vendor or customers of the Company and others, on a confidential and anonymous basis, of concerns regarding questionable accounting or auditing matters.

In accordance with Section 301, the Company has adopted the following procedures:

I.	The Company shall promptly forward to the Designee any complaints that it has received regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.

II.	Any employee, vendor or customer of the Company may submit, on a confidential, anonymous basis if the employee, vendor or customer so desires, any concerns regarding financial statement disclosures, accounting, internal accounting controls, auditing matters or violations of the Company’s Code of Ethics for Senior Financial Officers or Corporate Code of Business Conduct. All such concerns shall be set forth in writing and forwarded in a sealed envelope to the Designee “To be opened by the Designee only. Being submitted pursuant to the “whistleblower policy” adopted by the Company.” If an employee, vendor or customer would like to discuss any matter with the Designee, the employee, vendor or customer should indicate this in the submission and include a telephone number at which he or she might be contacted if the Designee deems it appropriate. Any such envelopes received by the Company’s General Counsel shall be forwarded promptly and unopened to the Designee. The Designee shall be the Chairperson of the audit committee.

III.	Following the receipt of any complaints submitted hereunder, the Designee will investigate each matter so reported and take corrective and disciplinary actions, if appropriate, which may include, alone or in combination, a warning or letter or reprimand, demotion, loss of merit increase, bonus or stock options, suspension without pay or termination of employment.

IV.	The Designee may enlist employee, vendor or customers of the Company and/or outside legal, accounting or other advisors, as appropriate, to conduct any investigation of complaints regarding financial statement disclosures, accounting, internal accounting controls, auditing matters or violation of the Company’s investigation, the Designee shall use reasonable efforts to protect the confidentiality and anonymity of the complaint.

V.	The Company does not permit retaliation of any kind against employees for complaints submitted hereunder that are made in good faith.